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FAX: 213-629-5063

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202-835-7500
FAX: 202-835-7586

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44-207-448-3000
FAX: 44-207-448-3029

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49-(0)69-71914-3400
FAX: 49-(0)69-71914-3500

MUNICH
49-89-25559-3600
FAX: 49-89-25559-3700

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SINGAPORE
65-6428-2400
FAX: 65-6428-2500

TOKYO
813-3504-1050
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MILBANK, TWEED, HADLEY & MCCLOY LLP
1 CHASE MANHATTAN PLAZA
NEW YORK, NY 10005-1413

212-530-5000
FAX: 212-530-5219

E-MAIL TRANSMISSION

To:                     Brigitte Lippmann, Securities and Exchange Commission

From:                 Paul E. Denaro

Date:                  November 15, 2006

MESSAGE:

To follow up on our discussion with you earlier today regarding the level of indebtedness AerCap would incur if it acquires all of the aircraft it has on order or subject to a letter of intent with Airbus, we propose including the attached disclosure on pages 4 and 22 of the AerCap Registration Statement in the “Summary” and “Risk Factor” sections.  Please let us know if the proposed disclosure is responsive to your comment.  If you have any questions, please do not hesitate to contact Doug Tanner at (212) 530-5505 or myself at (212) 530-5431.

If we acquire all 99 of the Airbus aircraft, over the next four years, we could expect to incur in excess of $4.0 billion of indebtedness to finance the purchase price of the aircraft.